UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETINGS
EXTRAORDINARY SHAREHOLDERS' MEETINGS
DATE: JULY 03, 2013
TIME: 4:30 P.M.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	4
2.	Call Notice	5
3.	Participation of the shareholders in the ESM	6
3.1	Representation by power of attorney	6
4.	Matters to be resolved in the ESM	7
4.1	TO ELECT Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, TO CONFIRM the composition of the Company’s Board of Directors; and	7
4.2	TO APPROVE the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.	8
5.	List of Exhibits:
	Exhibit I – Decision of the Allowance Request for Term Extension for the Operations with call option of Units (unavailable translation)	9
	Exhibit II - Proposal of Changing the Composition of the Company’s Board of Directors	11
	Exhibit III - Related Documents and Links	18

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

AGE

Extraordinary Shareholders’ Meeting of the Company, to be held on July 03, 2013, at 4:30 p.m.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission).

Call Notice	Call Notice related to the ESM published by the Company in the Brazilian State Gazette (“DOESP”) and in the newspaper “Valor Econômico”, in editions of June 18, 19 and 20, 2013

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	This Manual for participating at the extraordinary shareholders’ meeting of the Company.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the ESM of Santander Brasil, called for July 03, 2013 at 4:30 p.m., at the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek # 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on the ESM (“Manual”) is to assist our shareholders in taking decisions with respect to the items of the Agenda described below, providing to you in advance relevant clarifications and orientation.

On this ESM, we will appreciate the following subjects:

1) To elect Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, to confirm the composition of the Company’s Board of Directors; and

2) To approve the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.

In order to facilitate your analysis and appreciation of the matters to be resolved in the ESM, we have put the documents relative to each matter of the Call Notice into the form of exhibits to this Manual, complying with the provisions of CVM Instruction No.481.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our ESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on July 03rd, 2013, at 4:30 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – District of Vila Olímpia – São Paulo - State of São Paulo, to resolve on the following Agenda:

(a)     TO ELECT Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, TO CONFIRM the composition of the Company’s Board of Directors; and

(b)     TO APPROVE the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event of Company’s shareholder representation by an attorney, the Company’s shareholders shall deposit at the Company’s main place of business, at least seventy two (72) hours before the ESM, the power of attorney granted as required by the Law; and

3. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company’s main place of business at Avenida Presidente Juscelino Kubitschek, No. 2.041 and No. 2.235 - Block A - Vila Olímpia – São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office, where it may be consulted, in business days from 10 am to 4 pm, and also on their websites (www.ri.santander.com.br – in English >> Corporate Governance >> Minutes and Management Meeting >> Minute of Shareholder Meeting and www.santander.com.br/acionistas – in Central de Downloads); (ii) at the Brazilian Securities Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, No. 111, 5th floor, Consultation Center (Centro de Consultas), Rio de Janeiro – State of Rio de Janeiro or at Rua Cincinato Braga, No. 340, 2th to 4th floors, Ed. Delta Plaza, São Paulo – State of São Paulo, and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Stock, Commodities and Futures Exchange – BM&FBOVESPA, at Rua XV de Novembro, No. 275, São Paulo – State of São Paulo and on its website (www.bmfbovespa.com.br).

São Paulo, June 17th, 2013

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (iii) attorneys, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Block A – Vila Olímpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-0982 and +55 11 3553-5436, email: juridsocietario@santander.com.br.

1 The followingdocuments may be presented: (i) General Registration ID Card (RG); (ii)Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legalrepresentatives registered with the pertinent body.

4. Matters to be Resolved in the ESM

4.1. TO ELECT Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, TO CONFIRM the composition of the Company’s Board of Directors

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation, and according to its Internal Regulation, is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in Santander Brasil´s Group, being responsible of analysing the Company´s relevant matters and effectively supervise its management. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, as defined by paragraph 3° of article 14 of the Company´s Bylawsa and Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors is currently composed by 10 (ten) members, and 4 (four) of them are independent, which is a higher number than it is demanded by our By-Laws and by the Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.santander.com.br/ri  and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, by means of the indication of its controllers,  Grupo Empresarial Santander, S.L. and Sterrebeeck, B.V., as well as with the positive recommendation of the Appointment and Nomination Committee, propose to the ESM the election of Mr. Manuel Soto Serrano and Mr. Javier San Félix, as members of the Company’s Board of Directors, for a complementary term of office until the ones elected at the Ordinary Shareholders Meeting to be held in 2015, in a way that the Board of Directors of the Company will be following:

Name	Post
Marcial Angel Portela Alvarez	President/Chairman
Celso Clemente Giacometti	Vice-President and Independent Member
Conrado Engel	Member
Javier San Félix	Member
Jesús Maria Zabalza Lotina	Member
José Antonio Alvarez Alvarez	Member
José Manuel Tejon Borrajo	Member
José de Paiva Ferreira	Member
José Roberto Mendonça de Barros	Independent Member
Manuel Soto Serrano	Member
Marilia Artimonte Rocca	Independent Member
Viviane Senna Lalli	Independent Member

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit II of this Manual.

4.2. TO APPROVE the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.

The Company, in view of alignment the interest of its shareholders and Santander Brasil, asked to CVM the permission in order to proceed with the operation of call option of Units, with extension of the legal term from 365 days, pursuant to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03 (“Instruction”), to 4 years, from the date of its agreement.

The above-mentioned request is related to the proceeding RJ2011/14462, which, on the occasion, it was allowed to Santander to proceed with the private transfer of Units inside its Incentive Plans and, now, it has relation to the possibility of proceeding with the acquisition of options referred to shares of its issue, in way to guarantee protection (“hedge”) against future variation of prices, without bearing the cost of anticipated acquisition and maintenance of shares in treasury.

The joint committee of CVM, unanimously and without any restrictions deliberated, as decision on Exhibit I, to allow Santander to acquire call options with a superior term if compared to the Instruction, however, it has conditioned this allowance to the approval of the ESM, pursuant to paragraph 4 of article 2 of the CVM Instruction #390/03 as well as the paragraph 4 of the article 5 of the Company By-Laws.

EXHIBIT I

DECISION OF THE ALLOWANCE REQUEST FOR TERM EXTENSION FOR THE OPERATIONS WITL CALL OPTION OF UNITS (unavailable translation)

CVM Comissão de Valores Mobiliários
Protegendo quem investe no futuro do Brasil

CVM/CGP/EXE
FL. 18 [illegible]

EXTRATO DA ATA DA REUNIÃO DO COLEGIADO Nº 06/2013

Data: 05.02.2013
Horário: 10h30

PARTICIPANTES
- **LEONARDO PORCIUNCULA GOMES PEREIRA - PRESIDENTE**
- **ANA DOLORES MOURA CARNEIRO DE NOVAES - DIRETORA**
- **LUCIANA PIRES DIAS - DIRETORA**
- **ROBERTO TADEU ANTUNES FERNANDES - DIRETOR**

PRESENTES
- **Alexandre Pinheiro dos Santos** - Superintendente Geral
- **Gustavo Machado Gonzalez** - Chefe de Gabinete da Presidência
- **Solange Maria da Rocha Rodrigues** - Coordenadora da Secretaria Executiva
- **Ana Cristina Ribeiro da Costa Freire** – Chefe da Assessoria de Comunicação Social
- **Carlos Guilherme de Paula Aguiar** – Superintendente de Processos Sancionadores em exercício
- **Eduardo Manhães Ribeiro Gomes** - Superintendente de Relações Internacionais
- **Fernando Soares Vieira** - Superintendente de Relações com Empresas
- **Francisco José Bastos Santos** - Superintendente de Relações com Investidores Institucionais
- **Hamilton Leal Braz** - Superintendente Administrativo-Financeiro
- **José Alexandre Cavalcanti Vasco** – Superintendente de Proteção e Orientação aos Investidores
- **José Eduardo Guimarães Barros** - Procurador – Chefe
- **Leonardo José Mattos Sultani** – Superintendente de Planejamento
- **Mário Luiz Lemos** - Superintendente de Fiscalização Externa
- **Paulo Roberto Gonçalves Ferreira**– Superintendente de Normas Contábeis e de Auditoria em exercício
- **Reginaldo Pereira de Oliveira** - Superintendente de Registro de Valores Mobiliários
- **Waldir de Jesus Nobre** - Superintendente de Relações com o Mercado e Intermediários
- **Wang Jiang Horng** – Chefe da Assessoria de Análise e Pesquisa
- **Alexandre Pinheiro Machado** – Gerente de Registros 2
- **Antonio Carlos Berwanger** – Gerente de Aperfeiçoamento de Normas
- **Madson de Gusmão Vasconcelos** – Gerente de Normas de Auditoria
- **Marco Antonio Papera Monteiro** – Gerente de Acompanhamento de Empresas 3
- **Patrick Valpaços Fonseca Lima** - Gerente Geral de Processos
- **Roberto da Silva Mendonça Pereira** - Gerente de Apuração de Irregularidades
- **Ferdinando Cesar Lunardi Filho** – Coordenador DLD
- **Fernanda de Souza Soares**- Coordenadora DAN
- **Roberta Oliveira Soares Sultani** – Assessora Técnica DRT
- **Carla Veronica Oliveira Chaffim** – Analista GER-2
- **Cláudia de Oliveira Hasler** – Assistente SEP
- **Claudio do Rego Barros Benevides** – Analista GER-1
- **Maria Luisa Azevedo Wernesbach Kehl**– Analista GEA-1
- **Ricardo Falcão** – Analista GST
- **Vera Lucia Simões Alves Pereira de Souza** – Inspetora SFI
- **José Paulo Diuana de Castro** – Agente Executivo CCP
- **Mario Frederico Moreira Figueiredo de Carvalho** - Agente Executivo GGE
- **Augusto Rodrigues Coutinho de Melo Filho** – Estagiário DLD
- **Diogo Modesto Pinheiro Dias Pereira** – Estagiário DAN
- **Lucas Santanna de Almeida Silva** – Estagiário DLD
- **Paloma Ferraz e Ferraz** – Colaboradora ASC
- **Ronaldo Ferreira da Silva** – Estagiário GGE
- **Thenard Antunes Figueiredo** – Estagiário SRE
- **Vitor Lopes Horta** – Estagiário DLD

SEP

17. PEDIDO DE AUTORIZAÇÃO DE EXTENSÃO DO PRAZO DE VENCIMENTO DE OPERAÇÕES COM OPÇÕES REFERENCIADAS EM CERTIFICADOS DE DEPÓSITO DE AÇÕES (UNITS) – BANCO SANTANDER (BRASIL) S.A. – PROC. RJ2012/12484
Reg. nº 8410/12
Relatora: DAN

Trata-se de pedido apresentado pelo Banco Santander S.A. ("Banco" ou "Santander") para realizar operação com opções de compra de *Units* (certificado de depósito de ações) de sua própria emissão, com extensão do prazo legal de vencimento para quatro anos, quando este seria de 365 dias, conforme dispõe o art. 3º, inciso III, da Instrução CVM 390/03 ("Instrução").

Sede: Rua Sete de Setembro, 111 / 2º Andar - Centro - Rio de Janeiro - RJ - CEP: 20050-901 - Brasil Tel.: (21) 32338686 - http://www.cvm.gov.br
Superintendência Regional de São Paulo: Rua Cincinato Braga, 340 - 2º, 3º e 4º andares - CEP: 01333-010 - Bela Vista - São Paulo - SP - Brasil - Tel.: (11) 21462000
Superintendência Regional de Brasília: SCN Q. 02 - Bl. A - Ed. Corporate Financial Center - S-404 - 4º Andar - CEP: 70712-900 - Brasília - DF - Brasil - Tel.: (61) 33272030/33272031

CVM/CGP/EXE
FL 194

CVM Comissão de Valores Mobiliários
Protegendo quem investe no futuro do Brasil

Esse pedido está relacionado ao apreciado no âmbito do Proc. RJ2011/14462, relatado pelo Diretor Otavio Yazbek na reunião de 06.03.2012. Na ocasião, foi permitido ao Santander a transferência privada de *Units* dentro de seu Plano de Incentivo. O Banco pretendia cumprir com as obrigações decorrentes da outorga através de programa de recompra de ações de própria emissão e, agora, levanta a possibilidade de ao invés de realizar a recompra, proceder à aquisição de opções referenciadas em ações de própria emissão, de modo que ficaria protegido ("hedge") contra a variação futura do preço dos valores e não teria que arcar com o custo de aquisição antecipada e manutenção das ações em tesouraria.

A Relatora Ana Novaes não vislumbra, no caso concreto, possibilidade de prejuízo, uma vez que o Banco busca justamente se proteger contra a variação futura positiva no preço das suas ações. Em contraposição, a outra forma de obter tal proteção seria a recompra, o que acarretaria, segundo o Banco, em maiores custos, sendo, portanto, ineficiente.

A Relatora observou, ainda, que a operação pretendida pelo Banco é prevista na Instrução, em seu art. 2º, §4º, que autoriza as Companhias a protegerem suas posições em aberto. Por sua vez, o inciso V do art. 3º exige que as opções de compra e venda lançadas estejam lastreadas em ações em tesouraria ou *hedgeadas* em contratos de opções, em sintonia com o §4º do art. 2º. A Relatora lembrou, contudo, que, para tanto, o Banco não pode deixar de observar o disposto no inciso II do art. 3º da Instrução, garantido que tais operações de *hedge* não ocorram privadamente.

O Colegiado, por unanimidade, deliberou autorizar o Banco Santander S.A. a adquirir opções de compra com prazo de vencimento superior ao estabelecido na Instrução, como forma de cumprir suas obrigações decorrentes dos Planos de Incentivo, condicionando tal autorização à prévia aprovação da assembleia geral, nos termos do § 4º do art. 2º da Instrução e do §4º do art. 5º do Estatuto Social do Banco.

Original assinado por Leonardo Porciuncula Gomes Pereira (Presidente), Ana Dolores Moura Carneiro de Novaes (Diretora), Luciana Pires Dias (Diretora) e Roberto Tadeu Antunes Fernandes (Diretor).

Confere com o original.
Em 12.04.13.
Solange Maria da Rocha Rodrigues
Coordenadora da Secretaria Executiva
Matrícula CVM nº 7.000.308

Sede: Rua Sete de Setembro, 111 / 2º Andar - Centro - Rio de Janeiro - RJ - CEP: 20050-901 - Brasil Tel.: (21) 32338686 - http://www.cvm.gov.br
Superintendência Regional de São Paulo: Rua Cincinato Braga, 340 - 2º, 3º e 4º andares - CEP: 01333-010 - Bela Vista - São Paulo - SP - Brasil - Tel.: (11) 21462000
Superintendência Regional de Brasília: SCN Q. 02 - Bl. A - Ed. Corporate Financial Center - S-404 - 4º Andar - CEP: 70712-900 - Brasília - DF - Brasil - Tel.: (61) 33272030/33272031

EXHIBIT II

PROPOSAL OF CHANGING THE COMPOSITION OF THE COMPANY’S BOARD OF DIRECTORS

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Marcial Angel Portela Alvarez
Age	68
Job	Executive
CPF or passport number	809.357.880-34
Post occupied	President of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Celso Clemente Giacometti
Age	69
Job	Manager
CPF or passport number	029.303.408-78
Post occupied	Vice-President and Independent Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Audit Committee, Appointment and Compensation Committee, Risk Committee and Corporate Governance and Sustainability Committee
Elected by the controller	Yes

Name	Conrado Engel
Age	56
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Termofoffice	OSM of 2015
Other post or occupation on the company	Senior Vice - President Officer and member of the Risk Committee
Elected by the controller	Yes

Name	Javier San Félix
Age	45
Job	Executive
CPF or passport number	AAE944662
Post occupied	Member of the Company’s Board of Directors
Election date	07/03/2013
Take Office date	(pending approval process by Brazilian Central Bank)
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Jesús Maria Zabalza Lotina
Age	55
Job	Engineer
CPF or passport number	236.328.588-37
Post occupied	Member of the Company’s Board of Directors
Election date	06/03/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Chief Executive Officer
Elected by the controller	Yes

Name	Jose Antonio Alvarez Alvarez
Age	53
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Manuel Tejón Borrajo
Age	61
Job	Economist
CPF or passport number	233.771.468-30
Post occupied	Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José de Paiva Ferreira
Age	54
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Roberto Mendonça de Barros
Age	69
Job	Economist
CPF or passport number	005.761.408-30
Post occupied	Independent Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Risk Committee
Elected by the controller	Yes

Name	Manuel Soto Serrano
Age	73
Job	Economist
CPF or passport number	BC439009
Post occupied	Member of the Company’s Board of Directors
Election date	03/07/2013
Take Office date	(pending approval process by Brazilian Central Bank)
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Marília Artimonte Rocca
Age	40
Job	Entrepreneur
CPF or passport number	252.935.048-51
Post occupied	Independent Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Corporate Governance and Sustainability Committee
Elected by the controller	Yes

Name	Viviane Senna Lalli
Age	55
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Independent Member of the Company’s Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Appointment and Compensation Committee
Elected by the controller	Yes

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the position;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct or indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

     ii. indication of all positions in the Management on the publicly held companies.

a. CV:

Marcial Portela Alvarez. Mr. Portela was born in Spain.  He holds a master’s degree in Political Science from the Universidad Complutense de Madrid in Spain and a master’s degree in Sociology from the Catholic University of Louvain, in Belgium.  Mr. Portela was a Professor at the Sociology College, at Deusto University, in Spain, and member of the Executive Council at the Graduate School of Business from the Chicago University, in the United States of America. Mr. Portela began at Banco Santander España in 1998, as Executive Vice-President. He occupied, as well, the post of General Director of Grupo Santander Mundial. He served as a member of Executive Committee of Telefonica S.A. (Spain) and as CEO of Telefonica International.  Mr. Portela was an entrepreneur of companies in the area of telecommunications and renewable energy business. He served as Executive Director  of Corporación Bancaria España, S.A.—ARGENTARIA and member of the board of directors of Banco Español de Crédito S.A..  He served as Chairman of the Board of directors of Banco Exterior de España, S.A., in New York, Head of the United States of America and Latin America. From 2010 to 2013, he was President of Banco Santander (Brasil) S.A., and since September 2009 he is member of the Company’s Board of Directors, where today, he serves as Chairman.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and from October 2011 to June 2013, he was appointed as our Chairman, and now, he serves as Vice-Chairman. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the cards officer of Banco Nacional-Unibanco. In 1998 he was elected chief executive officer of Financeira Losango. In October 2003 he became responsible for the retail sector of HSBC in Brazil and was a member of its executive committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail sector of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as chief executive officer of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for the retail business of the bank.

Javier San Félix. Mr. San Félix is a Spanish citizen and was born on October 31, 1967. He was graduated in management at Universidad Pontificia de Comillas (ICADE), in Madrid. He has also MBA in Finance at the Management School from the UCLA- Universerty of California, Los Angeles. In 1991 he started his career at McKinsey & Co, where he served as analyst, copartner and senior manager, and from 2000 to 2004 he served as partner. In 2004 he started working at Grupo Santander, in order to serve as Planning and Strategy Officer. At Santander, he has also occupied different positions, such as: Member of the Board of Directors, General Officer, Operations Officer and Financial Officer of the Santander Consumer Finance. From May of 2008 to May of 2012 he occupied, beyond others posts, the post of General Sub Officer of the Banco Santander S.A.. From June of 2012 to May of 2013 he occupied the posts of Deputy Director of Banco Español de Crédito, Banesto and General Officer of Banco Santander, S.A., and since May of 2013 he occupies the post of General Officer of Banco Santander S.A. for the America Division.

Jesús Maria Zabalza Lotina. Mr. Zabalza is a Spanish citizen and was born on April 16, 1958. He was graduated on Industrial Engineering and always has worked on the financial market .In 1982, he started his carrier at BancoVizcaya, where he occupied the position of Officer on plenty of different campuses in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer on the Burgos Region, already as BBV. He followed his carreer always occupying the highest positions at BBV and right after that at BancoHipotecário and Caixa Postal, where he occupied the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Assistent Officer, where he was responsible to conduct the expansion process starting from Cataluña, and where he was also member of the Directive Board. Since 2002, he has been General Officer of Banco Santander and of Latin America Division. He also occupies the position of First Vice-President of the Banco Santander Chile and member of the Board of Officers of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice-President of the Spanish Association of Executives of Finance (AEEF). Today, he occupies the post of our Chief Executive Officer and he is also a member of the Company’s Board of Directors.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial director of Banco Bilbao VizcayaArgentaria, S.A. in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for BancoHipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L. and chairman of the board of directors of Grupo Empresarial Santander, S.L.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in business administration from the Fundação Getúlio Vargas, a post-graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business. He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio S.A. in 1985 as chief assistant of services and served as an executive vice-president/executive officer of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional, Banco do Estado de São Paulo S.A.—Banespa, and Santander Brasil.

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian and was born on February 7, 1944. He holds a bachelor’s degree, post-graduate and doctorate degree in economics from the University of São Paulo and a post-doctorate degree in economics from Yale University. He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He is also a member of the consulting chamber of the Novo Mercado Project for BM&FBOVESPA. In September 2009 he was elected as an independent member of the Board of Directors of Santander Brasil. He was a member of the board of directors of GP Investments, Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Frigorífico Minerva, Economia da FIESP, Companhia Energética de São Paulo, ELETROPAULO—Electricidade de São Paulo, CPFL—Companhia Paulista de Força e Luz, COMGAS—Companhia de Gás de São Paulo, and of the strategic committee of Companhia Vale do Rio Doce.

Manuel Soto Serrano. Mr. Serrano is a Spanish citizen and was born in March 27, 1940. He was graduated in Accountability, Economy and Management at Universidad de Madrid. In 1960 he started his career at Arthur Andersen, where he became global partner in 1970, standing on this post until 1998, when he retired.  From 1999 to April of 2013 he was a member of the Board of Directors of the Banco Santander, S.A., and since 2008 he is member of the Board of the Cartera Industrial, in Spain. Since 2004 he is member of the Board in Grupo Las Inversiones Inmobiliarias S.A., and since 2005 he is member of the Board of Superintendence of the Instituto per le Opere di Religione. Moreover, since 2009 and 2012, respectively, he is member of the Advisory Council at N+1 Mercapital and of the Grupo Barceló.

Marília Artimonte Rocca.  Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a partner director at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she has worked since the acquisition in 2007. She has been a member of the boards of directors of Totvs since 2001, Endeavor Brasil since 2005, and Santander Brasil since 2012. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed every year until now as a member of the Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award, the country’s most relevant award granted to women.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a bachelor’s degree in psychology from the Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist of adults and children. In September 2009, she was elected as an independent member of our board of directors. She is also a member of the Brazilian Presidency Board (CDES), the advisory board of FEBRABAN and Citibank Brasil, the board of education of CNI and FIESP, the boards of Institutos Coca Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Court or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Court or administrative proceedings.

12.9. Inform the existence of conjugal relationship, stable union or second grade kindred among:

a. Management

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12.8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has three members of the Board of the Directors, who are also Executives of the Santander Spain Group.

c. In case of relevance, supplier, client, debtor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT III

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or or www.santander.com.br/acionistas:Information about the Company, such as corporate governance practices, and CV of the Management members.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 18, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer